

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 23, 2010

Gregory A. Thaxton
Chief Financial Officer
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

>   **RE: Nordson Corporation**
>   **Form 10-K for the Year Ended October 31, 2009**
>   **Form 10-Q for the Period Ended January 31, 2010**
>   **File No. 0-7977**

Dear Mr. Thaxton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant